Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

04046423

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

SUPPL

SEC MAIL PROCESSING
RECEIVED
NOV 29 2004
WASH. D.C. 202 SECTION

Our Ref: MB/CS/24/3

Your Ref: 82-2782

25 November 2004

Dear Sirs

RE: Stock Exchange Announcement

Please find attached a copy of the stock exchange announcement issued on behalf of Kelda Group plc with effect from 25 November 2004.

This announcement is being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

PROCESSED
DEC 03 2004
THOMSON
FINANCIAL

Michelle Brayshaw
Shareholder Relations Assistant

Enc

13:53 25 Nov PRN-REG-Kelda Group PLC<KEL.L> Holding(s) in Company

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
Kelda Group plc	Zurich Financial Services and its Group

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Not disclosed

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY (OCS) Nominees Limited A/c 219064	158,249
Littledown Nominees Limited A/c 07199	40,940
Littledown Nominees Limited A/c 07207	542,025
Littledown Nominees Limited A/c 02642	260,076
Littledown Nominees Limited A/c 21688	198,572
Littledown Nominees Limited A/c 07205	203,274
Littledown Nominees Limited A/c 02891	8,464,734
Littledown Nominees Limited A/c 03449	1,525,000

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares /amount of stock disposed	8. Percentage of issued class
Not Disclosed	Not disclosed	Not disclosed	Not Disclosed

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary Shares of 15 5/9 pence	Not Disclosed	25 November 2004

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
11,392,870	3.03%

14. Any additional information	15. Name of contact and telephone number for queries
	Philip Hudson - 01274 804110

16. Name and signature of authorised company official responsible for making this notification

   Michelle Brayshaw

Date of notification: 25 November 2004

RETURN ALL FORMS TO YOUR BROKER/DEALER.

Control / Restricted Securities Questionnaire

Use this form for all transactions relating to control or restricted securities. If you simply wish to deposit shares in your Brokerage account with no intention of selling or borrowing against them at this time, this form is not necessary. For assistance completing the form and to avoid any future delays, please call your broker/dealer, 5/3 SECURITIES *("Broker")*
CORRESPONDENT NAME

A. Customer Information

BEST SOURCE PUBLISHING LLC
NAME
AUTH: BRAD NELSON & SCOTT McLEAN
JOINT OWNER (IF ANY)
RETURN ON INVESTMENT ROIE $2.50
SECURITY NAME (COMPANY) SYMBOL PRICE

BROKERAGE ACCOUNT NUMBER
044-154466
DAYTIME TELEPHONE NUMBER
616-822-8211

TO BE COMPLETED BY BROKER

5/3 SECURITIES - SHAWN HEALY
BROKER
BROKER/DEALER TELEPHONE NUMBER 616-653-5244
BROKER/DEALER FAX NUMBER 616-653-5150

SEC MAIL PROCESSING RECEIVED NOV 29 2004 WASH. D.C. 202 SECTION

1. What do you want to do?
   ☒ Sell ☐ Obtain a loan ☐ Deposit shares How many shares? ____________
2. Are you an officer, director, control person or affiliate, or holder of more than 10% of the outstanding shares of the company?
   ☐ Yes ☒ No If yes, provide details ____________
   If yes, have you purchased any of the company's stock in the last six months? ☐ Yes ☒ No
   If yes, how many shares? ____________ Date(s) purchased ____________
3. How many shares of this company do you own? Include shares owned by family members residing in your household, trusts, estates, corporations and organizations which must be aggregated with you under Rule 144. Include shares held away from this firm. 292,500
4. Where are the securities located? HELD LONG @ 5/3 SECURITIES
5. Do you own 5% or more of any class of the company's securities? ☐ Yes ☐ No

B. For Loans Only

6. Amount requested ____________ Purpose of loan ____________
   Do you have any loans against this security elsewhere? ☐ Yes ☐ No
   If yes, provide loan amount, number of securities pledged under name of lender. ____________

C. For Restricted Securities Only. Skip This Section for Control Securities.

7. Is there a legend on the certificate(s)? ☒ Yes ☐ No If no, skip questions 8–11.
   If yes, what does the legend(s) say, and under whose name are the securities issued? (Provide a copy of the certificate.)
8. Certificate date 04-23-2004 Certificate Number 20I0662
9. Is there a current registration statement requiring delivery of a prospectus in connection with the proposed sale of the securities? ☐ Yes ☒ No If yes, date of prospectus/supplements ____________
10. Are there any agreements (e.g., a shareholder's agreement or registration rights agreement), contractual restrictions or stop transfer orders relating to these securities? (If yes, obtain a copy and send to Broker.) ☐ Yes ☒ No
    If yes, explain ____________

D. Acquisition of Securities

11. How were the securities acquired? (check one)

☒ Merger or company buyout — Name of company acquired. Construction Yellow Pages, LLC

Were you an affiliate of the acquired company? ☒ Yes ☐ No

☐ Private placement — From whom ______ Relationship to issuer ______

☐ In lieu of payment for services — Describe services ______

Date services completed ☐☐-☐☐-☐☐☐☐

☐ Partnership distribution — Name of partnership ______

☐ Stock dividend, stock split, reverse split or recapitalization. Give the date of acquisition ☐☐-☐☐-☐☐☐☐

and describe the transaction ______

☐ By means of a conversion of other securities of the company ______

Give dates of conversion and original acquisition ☐☐-☐☐-☐☐☐☐ ☐☐-☐☐-☐☐☐☐

☐ Gift, pledge, or from a trust or estate — When and how did the prior owner acquire the securities?

______

☐ Other (Describe) ______

E. Holding Period for Securities Involved In This Transaction. If Yes, Skip Question 15.

12. Date(s) securities acquired Nov 18, 2003 Number of shares acquired 262,500
13. From whom were securities acquired? ROI Corporation, Inc
14. Was the purchase price paid in full on acquisition date? ☒ Yes ☐ No
15. If all or part of the purchase price was paid by a promissory note or other obligation to pay the purchase price, or entering into an installment purchase contract, was the note or obligation payable to or the installment purchase contract entered into with, the issuer of the securities or an affiliate (including an officer or director) of the issuer? ☐ Yes ☒ No

Was the obligation secured by collateral other than these securities? ☐ Yes ☐ No

If yes, value of collateral? ______ Date of payment in full of the obligation ☐☐-☐☐-☐☐☐☐

F. Securities Sold During the Past Three Months

16. Have you or any person residing in your household, or any trust, estate, corporation or entity which must be aggregated with you under Rule 144, or any person whom you have acted in concert with for the purpose of selling securities of the company, sold any of the company's securities in the past three months? (Include securities convertible into the class of securities intended to be sold.) ☐ Yes ☒ No

If yes, provide details ______

Securities sold by ______

Number of shares sold ______ Date of sale ☐☐-☐☐-☐☐☐☐

17. Is there a source (issuer's counsel) at the company whom we should contact?

Name MICHAEL FREEDMAN Telephone Number 212-724-4597

G. Signature

I declare I have answered the questions on this 144/145 Questionnaire honestly and to the best of my knowledge. I understand National Financial Services LLC ("NFS") and Broker will use this information to assist me with selling, removing the legend or obtaining a margin loan against these securities. I will not hold NFS or Broker liable for any misinformation I provide or for any losses related to transactions initiated in reliance upon this 144/145 Questionnaire.

[signature] SIGNATURE DATE 11-18-2004

[signature] SIGNATURE (IF JOINT ACCOUNT) DATE 11-18-2004

RETURN ALL FORMS TO YOUR BROKER/DEALER.

Broker's Representation

☒ Rule 144 ☐ Rule 145 ☐ Rule 144(k) ☐ Rule 701(g)(3)

5/3 SECURITIES ("Broker")
CORRESPONDENT NAME

DATE 11-18-2004

BROKERAGE ACCOUNT NUMBER
044-154466

In connection with a proposed sale of ______ (NUMBER OF SHARES) shares of Common Stock of RETURN ON INVESTMENT (NAME OF COMPANY) (the "Company") through Broker by BEST SOURCE PUBLISHING LLC (NAME OF CLIENT) (the "Client"), which sale will be made pursuant to the rule, as promulgated under the Securities Act of 1933, we advise you as follows:

1. Broker will fully comply with its obligations under the "Manner of Sale" provisions, as contained in paragraph (f) of the rule.
2. Broker will receive no more than the usual and customary broker or dealer compensation.
3. Broker will not solicit nor arrange for the solicitation of orders to buy the securities in anticipation of or in connection with the transaction.
4. Broker will make reasonable inquiry as required by the rule to insure the Client is complying with the rule.

Sincerely yours,

By: [signature]
BROKER

Control/Restricted Securities Seller's Certification

X Rule 144 ☐ Rule 145 ☐ Rule 144(k)

Please complete this form if you are selling or have sold securities under the Securities Act of 1933 as amended.

If you have any questions please call your broker/dealer 5/3 SECURITIES ("Broker")

A Account Registration

Primary Account Holder Name

Entity/Business/Trust Name BEST SOURCE PUBLISHING LLC

Social Security Number or Taxpayer ID Number 383646521 Date of Birth

Joint Account Holder/Trustee Name (If Any)

Social Security Number or Taxpayer ID Number Date of Birth

B Certification

In connection with the proposed sale by me of or my request that the restrictive legend be lifted on shares of Common Stock of RETURN ON INVESTMENT CORP ("the Company"), in my Brokerage account number 044-154466, pursuant to the Securities Act of 1933, I hereby represent to you that:

1. I have not made, and will not make, any payment in connection with the execution of the above order to any persons other than Broker.
2. I have not solicited or arranged for the solicitation of orders to buy in anticipation of or in connection with this transaction.
3. I have sold shares of the Company within the preceding three (3) months and I have no sale orders open with any broker, and will not place any pending execution or cancellation of this order.
4. To the best of my knowledge, members of my immediate family and others with whom I am acting in concert or whose sales are required to be aggregated with sales by me pursuant to the rule have sold shares of the Company stock within the preceding three (3) months.
5. In the event that any or all of the securities I am selling are restricted securities as defined in paragraph (a)(3) of Rule 144, I warrant that I have beneficially owned these securities for a period of at least one (1) year as computed in accordance with paragraph (d) of Rule 144.
6. ☐ I have enclosed an executed copy of Form 144, three copies of which were transmitted to the Securities and Exchange Commission and, where applicable, one copy of which has been sent to the appropriate Stock Exchange on . The Form 144 is accurate and complete.

   ☐ I did not file Form 144 for the proposed transaction.
7. I am not aware of any facts or circumstances indicating that I am or might be deemed an underwriter within the meaning of the Securities Act of 1933 with respect to such securities. I am not individually or together with others engaged in making a distribution.
8. In the event that I am selling the securities pursuant to Rule 144(k), I certify that I am not an affiliate of the Company, and I have not been an affiliate of the Company during the three months preceding the date of this letter. The shares have been beneficially owned by me and fully paid for at least two years prior to the date of this letter.

I affirm that I do not have any material adverse information about the issuer of these securities that has not been publicly disclosed. If, prior to the completion of the execution of this order, I obtain any such information, I will forthwith notify you so that you may terminate sales until after it has been publicly disclosed. I understand that you will not pay me the net proceeds of the sale made pursuant to this order until the certificates representing the securities sold have been transferred by the issuer or its transfer agent at the issuer's instructions to the purchasers or to you, for the delivery to the purchaser, and until you have been paid in full by the buying brokers. I also understand at my risk and for my account that if for any reason the shares being sold cannot be transferred in a timely manner, you will be required to purchase shares in the open market to cover my sale.
I hereby accept responsibility for any such buy-in and any deficit resulting therefrom.

C Signature

I am familiar with the Securities Act of 1933, as amended, and agree that you may rely upon the above statements in executing the order referred to above. I declare I have answered the questions on this Seller's Certification honestly and to the best of my knowledge. I understand National Financial Services LLC ("NFS") and Broker will use this information to assist me with selling these securities. I will not hold NFS or Broker liable for any misinformation I provide or for any losses related to transactions initiated in reliance upon this Seller's Certification.

Signature	Date	Signature of Joint Owner (if any)	Date
[signature]	11-18-04	[signature]	11-18-04

 1.745064.101 - 366118 (02/04)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0101
Expires: August 31, 2003
Estimated average burden hours per response 2.0

SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: *Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.*

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
RETURN ON INVESTMENT CORP.	223038309	000-33279

1 (d) ADDRESS OF ISSUER STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO. AREA CODE	NUMBER
1825 Barrett Lakes Blvd - Ste 260	Kennesaw	GA	30144	770	517-4750

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS STREET	CITY	STATE	ZIP CODE
BEST SOURCE PUBLISHING	38-3646521		2025 E. Beltline Suite 100	Grand Rapids	MI	49546

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
	5/3 SECURITIES						

INSTRUCTIONS:

1. (a) Name of issuer
   (b) Issuer's I.R.S. Identification Number
   (c) Issuer's S.E.C. file number, if any
   (d) Issuer's address, including zip code
   (e) Issuer's telephone number, including area code
2. (a) Name of person for whose account the securities are to be sold
   (b) Such person's I.R.S. identification number, if such person is an entity
   (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
   (d) Such person's address, including zip code
3. (a) Title of the class of securities to be sold
   (b) Name and address of each broker through whom the securities are intended to be sold
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
   (f) Approximate date on which the securities are to be sold
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common	11/18/03	Sale of Business	Return on Investment Corporation	262,500	11/18/03	Delivery of Business Assets

INSTRUCTIONS: 1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
NONE				

REMARKS:

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

DATE OF NOTICE

Scott [signature] Bud [signature]
(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

31047222

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

NUMBER ROI 0661

ROI 00000661

ROI CORPORATION™
e-transaction middleware℠

SHARES **262500**

See reverse for certain definitions

RETURN ON INVESTMENT CORPORATION

CUSIP 761307 10

Class A
Common Stock

This Certifies that

262500***
****262500*****
*****262500****
******262500***
*******262500**

BEST SOURCE PUBLISHING LLC
2025 EAST BELTLINE AVE #101
GRAND RAPIDS MI 49546

SEE LEGEND ON REVERSE SIDE

is the owner of **TWO HUNDRED SIXTY-TWO THOUSAND FIVE HUNDRED**

FULLY PAID AND NONASSESSABLE SHARES OF CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE, OF

CERTIFICATE OF STOCK

Return On Investment Corporation (herein called the "Corporation") transferable on the books of the Corporation by the holder hereof in person or by duly authorized attorney upon surrender of this Certificate properly endorsed.

This Certificate and the shares represented hereby are issued and shall be subject to all of the provisions of the Certificate of Incorporation and the By-Laws of the Corporation as amended from time to time (copies of which are on file with the Transfer Agent), to all of which the holder, by acceptance hereof, assents.

This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated APR 23, 2004

RETURN ON INVESTMENT CORPORATION CORPORATE SEAL DELAWARE

Chairman, Board of Directors

President and Chief Executive Officer

006666261

TRANSFER AGENT AND REGISTRAR

BY

AUTHORIZED OFFICER

THE CORPORATION HAS MORE THAN ONE CLASS OF CAPITAL STOCK AUTHORIZED TO BE ISSUED. THE CORPORATION WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS A FULL STATEMENT OF THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF OF THE CORPORATION AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. SUCH REQUESTS MAY BE MADE TO THE SECRETARY OF THE CORPORATION.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM – as tenants in common
TEN ENT – as tenants by the entireties
JT TEN – as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT– ________ Custodian ________
(Cust) (Minor)
under Uniform Gifts to Minors
Act ________
(State)

Additional abbreviations may also be used though not in the above list.

For value received, ________________ *hereby sell, assign and transfer unto*

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE)

____

____

____ *shares*

of the capital stock represented by the within Certificate and do hereby irrevocably constitute and appoint

____ *Attorney*

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ________________

____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

The securities represented by this certificate have not been registered under the Securities act of 1933, as amended and may not be sold, transferred, pledged, hypothecated or otherwise disposed of in the absence of (i) an effective registration statement for such securities under said act or (ii) an opinion of company counsel that such registration is not required.

Signature(s) Guaranteed:

____

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15.

KEEP THIS CERTIFICATE IN A SAFE PLACE. IF IT IS LOST, STOLEN, MUTILATED OR DESTROYED, THE CORPORATION WILL REQUIRE A BOND OF INDEMNITY AS A CONDITION TO THE ISSUANCE OF A REPLACEMENT CERTIFICATE.

RETURN ALL FORMS TO YOUR BROKER/DEALER.

Control / Restricted Securities Questionnaire

Use this form for all transactions relating to control or restricted securities. If you simply wish to deposit shares in your Brokerage account with no intention of selling or borrowing against them at this time, this form is not necessary. For assistance completing the form and to avoid any future delays, please call your broker/dealer, 5/3 SECURITIES *("Broker")*
CORRESPONDENT NAME

COPY

A. Customer Information

BEST SOURCE PUBLISHING LLC
NAME

ATTN: BRAD NELSON & SCOTT McLEAN
JOINT OWNER (IF ANY)

RETURN ON INVESTMENT ROIE $2.50
SECURITY NAME (COMPANY) SYMBOL PRICE

BROKERAGE ACCOUNT NUMBER
044-154466

DAYTIME TELEPHONE NUMBER
616-822-8211

TO BE COMPLETED BY BROKER

5/3 SECURITIES - SHAWN HEALY
BROKER

BROKER/DEALER TELEPHONE NUMBER 616-653-5244
BROKER/DEALER FAX NUMBER 616-653-5150

1. What do you want to do?
   ☒ Sell ☐ Obtain a loan ☐ Deposit shares How many shares? ____
2. Are you an officer, director, control person or affiliate, or holder of more than 10% of the outstanding shares of the company?
   ☐ Yes ☒ No If yes, provide details ____
   If yes, have you purchased any of the company's stock in the last six months? ☐ Yes ☒ No
   If yes, how many shares? ____ Date(s) purchased ____
3. How many shares of this company do you own? Include shares owned by family members residing in your household, trusts, estates, corporations and organizations which must be aggregated with you under Rule 144. Include shares held away from this firm. 292,500
4. Where are the securities located? HELD LONG @ 5/3 SECURITIES
5. Do you own 5% or more of any class of the company's securities? ☐ Yes ☐ No

B. For Loans Only

6. Amount requested ____ Purpose of loan ____
   Do you have any loans against this security elsewhere? ☐ Yes ☐ No
   If yes, provide loan amount, number of securities pledged under name of lender. ____

C. For Restricted Securities Only. Skip This Section for Control Securities.

7. Is there a legend on the certificate(s)? ☒ Yes ☐ No If no, skip questions 8-11.
   If yes, what does the legend(s) say, and under whose name are the securities issued? (Provide a copy of the certificate.)
8. Certificate date 04-23-2004 Certificate Number 201066 2
9. Is there a current registration statement requiring delivery of a prospectus in connection with the proposed sale of the securities? ☐ Yes ☒ No If yes, date of prospectus/supplements ____
10. Are there any agreements (e.g., a shareholder's agreement or registration rights agreement), contractual restrictions or stop transfer orders relating to these securities? (If yes, obtain a copy and send to Broker.) ☐ Yes ☒ No
    If yes, explain ____

D. Acquisition of Securities

11. How were the securities acquired? (check one)

☒ Merger or company buyout — Name of company acquired. Construction Yellow Pages, LLC

Were you an affiliate of the acquired company? ☒ Yes ☐ No

☐ Private placement — From whom ____________ Relationship to issuer ____________

☐ In lieu of payment for services — Describe services ____________

Date services completed ☐☐-☐☐-☐☐☐☐

☐ Partnership distribution — Name of partnership ____________

☐ Stock dividend, stock split, reverse split or recapitalization. Give the date of acquisition ☐☐-☐☐-☐☐☐☐

and describe the transaction ____________

☐ By means of a conversion of other securities of the company ____________

Give dates of conversion and original acquisition ☐☐-☐☐-☐☐☐☐ ☐☐-☐☐-☐☐☐☐

☐ Gift, pledge, or from a trust or estate — When and how did the prior owner acquire the securities?

____

☐ Other (Describe) ____________

E. Holding Period for Securities Involved In This Transaction. If Yes, Skip Question 15.

12. Date(s) securities acquired Nov 18, 2003 Number of shares acquired 262,500
13. From whom were securities acquired? ROI Corporation, Inc
14. Was the purchase price paid in full on acquisition date? ☒ Yes ☐ No
15. If all or part of the purchase price was paid by a promissory note or other obligation to pay the purchase price, or entering into an installment purchase contract, was the note or obligation payable to or the installment purchase contract entered into with, the issuer of the securities or an affiliate (including an officer or director) of the issuer? ☐ Yes ☒ No

Was the obligation secured by collateral other than these securities? ☐ Yes ☐ No

If yes, value of collateral? ____________ Date of payment in full of the obligation ☐☐-☐☐-☐☐☐☐

F. Securities Sold During the Past Three Months

16. Have you or any person residing in your household, or any trust, estate, corporation or entity which must be aggregated with you under Rule 144, or any person whom you have acted in concert with for the purpose of selling securities of the company, sold any of the company's securities in the past three months? (Include securities convertible into the class of securities intended to be sold.) ☐ Yes ☒ No

If yes, provide details ____________

Securities sold by ____________

Number of shares sold ____________ Date of sale ☐☐-☐☐-☐☐☐☐

17. Is there a source (issuer's counsel) at the company whom we should contact?

Name MICHAEL FREEDMAN Telephone Number 212-724-4597

G. Signature

I declare I have answered the questions on this 144/145 Questionnaire honestly and to the best of my knowledge. I understand National Financial Services LLC ("NFS") and Broker will use this information to assist me with selling, removing the legend or obtaining a margin loan against these securities. I will not hold NFS or Broker liable for any misinformation I provide or for any losses related to transactions initiated in reliance upon this 144/145 Questionnaire.

[signature]
SIGNATURE DATE 11-18-2004

[signature]
SIGNATURE (IF JOINT ACCOUNT) DATE 11-18-2004

COPY

RETURN ALL FORMS TO YOUR BROKER/DEALER.

Broker's Representation

☒ Rule 144 ☐ Rule 145 ☐ Rule 144(k) ☐ Rule 701(g)(3)

5/3 SECURITIES ("Broker")
CORRESPONDENT NAME

DATE 11-18-2004

BROKERAGE ACCOUNT NUMBER
044-154466

In connection with a proposed sale of ____________ (NUMBER OF SHARES) shares of Common Stock of RETURN ON INVESTMENT (NAME OF COMPANY) (the "Company") through Broker by BEST SOURCE PUBLISHING LLC (NAME OF CLIENT) (the "Client"), which sale will be made pursuant to the rule, as promulgated under the Securities Act of 1933, we advise you as follows:

1. Broker will fully comply with its obligations under the "Manner of Sale" provisions, as contained in paragraph (f) of the rule.
2. Broker will receive no more than the usual and customary broker or dealer compensation.
3. Broker will not solicit nor arrange for the solicitation of orders to buy the securities in anticipation of or in connection with the transaction.
4. Broker will make reasonable inquiry as required by the rule to insure the Client is complying with the rule.

Sincerely yours,

By: [signature]
BROKER

COPY

Control/Restricted Securities Seller's Certification

X Rule 144 ☐ Rule 145 ☐ Rule 144(k)

Please complete this form if you are selling or have sold securities under the Securities Act of 1933 as amended.

If you have any questions please call your broker/dealer 5/3 SECURITIES ("Broker")

COPY

A Account Registration

Primary Account Holder Name

Entity/Business/Trust Name BEST SOURCE PUBLISHING LLC

Social Security Number or Taxpayer ID Number 383646521 Date of Birth

Joint Account Holder/Trustee Name (If Any)

Social Security Number or Taxpayer ID Number Date of Birth

B Certification

In connection with the proposed sale by me of or my request that the restrictive legend be lifted on ______ shares of Common Stock of RETURN ON INVESTMENT CORP ("the Company"), in my Brokerage account number 044-154466, pursuant to the Securities Act of 1933, I hereby represent to you that:

1. I have not made, and will not make, any payment in connection with the execution of the above order to any persons other than Broker.
2. I have not solicited or arranged for the solicitation of orders to buy in anticipation of or in connection with this transaction.
3. I have sold ______ shares of the Company within the preceding three (3) months and I have no sale orders open with any broker, and will not place any pending execution or cancellation of this order.
4. To the best of my knowledge, members of my immediate family and others with whom I am acting in concert or whose sales are required to be aggregated with sales by me pursuant to the rule have sold ______ shares of the Company stock within the preceding three (3) months.
5. In the event that any or all of the securities I am selling are restricted securities as defined in paragraph (a)(3) of Rule 144, I warrant that I have beneficially owned these securities for a period of at least one (1) year as computed in accordance with paragraph (d) of Rule 144.
6. ☐ I have enclosed an executed copy of Form 144, three copies of which were transmitted to the Securities and Exchange Commission and, where applicable, one copy of which has been sent to the appropriate Stock Exchange on ______. The Form 144 is accurate and complete.

   ☐ I did not file Form 144 for the proposed transaction.
7. I am not aware of any facts or circumstances indicating that I am or might be deemed an underwriter within the meaning of the Securities Act of 1933 with respect to such securities. I am not individually or together with others engaged in making a distribution.
8. In the event that I am selling the securities pursuant to Rule 144(k), I certify that I am not an affiliate of the Company, and I have not been an affiliate of the Company during the three months preceding the date of this letter. The shares have been beneficially owned by me and fully paid for at least two years prior to the date of this letter.

I affirm that I do not have any material adverse information about the issuer of these securities that has not been publicly disclosed. If, prior to the completion of the execution of this order, I obtain any such information, I will forthwith notify you so that you may terminate sales until after it has been publicly disclosed. I understand that you will not pay me the net proceeds of the sale made pursuant to this order until the certificates representing the securities sold have been transferred by the issuer or its transfer agent at the issuer's instructions to the purchasers or to you, for the delivery to the purchaser, and until you have been paid in full by the buying brokers. I also understand at my risk and for my account that if for any reason the shares being sold cannot be transferred in a timely manner, you will be required to purchase shares in the open market to cover my sale. I hereby accept responsibility for any such buy-in and any deficit resulting therefrom.

C Signature

I am familiar with the Securities Act of 1933, as amended, and agree that you may rely upon the above statements in executing the order referred to above. I declare I have answered the questions on this Seller's Certification honestly and to the best of my knowledge. I understand National Financial Services LLC ("NFS") and Broker will use this information to assist me with selling these securities. I will not hold NFS or Broker liable for any misinformation I provide or for any losses related to transactions initiated in reliance upon this Seller's Certification.

Signature	Date	Signature of Joint Owner (if any)	Date
[signature]	11-18-04	[signature]	11-18-04

COPY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0101
Expires: August 31, 2003
Estimated average burden hours per response 2.0

FORM 144

SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: *Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.*

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
RETURN ON INVESTMENT CORP.	223038309	000-33279

1 (d) ADDRESS OF ISSUER STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO. AREA CODE	NUMBER
1825 Barrett Lakes Blvd - Ste 260	Kennesaw	GA	30144	770	517-4750

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS STREET	CITY	STATE	ZIP CODE
BEST SOURCE PUBLISHING	38-3646521		2025 E. Beltline Suite 100	GRAND RAPIDS	MI	49546

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
	5/3 SECURITIES						

INSTRUCTIONS:

1. (a) Name of issuer
   (b) Issuer's I.R.S. Identification Number
   (c) Issuer's S.E.C. file number, if any
   (d) Issuer's address, including zip code
   (e) Issuer's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold
   (b) Such person's I.R.S. identification number, if such person is an entity
   (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
   (d) Such person's address, including zip code

3. (a) Title of the class of securities to be sold
   (b) Name and address of each broker through whom the securities are intended to be sold
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
   (f) Approximate date on which the securities are to be sold
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

COPY

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common	11/18/03	Sale of Business	Return on Investment Corporation	262,500	11/18/03	Delivery of Business Assets

INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
NONE				

REMARKS:

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

DATE OF NOTICE

(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

COPY

31047222

0000

INCORPORATED UNDER THE LAWS
OF THE STATE OF DELAWARE

NUMBER
ROI 0661

ROI 00000661

ROI
CORPORATION™
e-transaction middleware℠

SHARES
262500

See reverse for certain definitions

RETURN ON INVESTMENT CORPORATION

Class A
Common Stock

CUSIP 761307 10

This Certifies that

BEST SOURCE PUBLISHING LLC
2025 EAST BELTLINE AVE #101
GRAND RAPIDS MI 49546

262500***
****262500*****
*****262500****
******262500***
*******262500**

SEE LEGEND ON REVERSE SIDE

is the owner of **TWO HUNDRED SIXTY-TWO THOUSAND FIVE HUNDRED**

FULLY PAID AND NONASSESSABLE SHARES OF CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE, OF

CERTIFICATE OF STOCK

Return On Investment Corporation (herein called the "Corporation") transferable on the books of the Corporation by the holder hereof in person or by duly authorized attorney upon surrender of this Certificate properly endorsed.
This Certificate and the shares represented hereby are issued and shall be subject to all of the provisions of the Certificate of Incorporation and the By-Laws of the Corporation as amended from time to time (copies of which are on file with the Transfer Agent), to all of which the holder, by acceptance hereof, assents.
This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.
Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated APR 23, 2004

RETURN ON INVESTMENT CORPORATION
CORPORATE SEAL
DELAWARE

Chairman, Board of Directors

President and Chief Executive Officer

006666261

COUNTERSIGNED AND REGISTERED:
TRANSFER AGENT AND REGISTRAR
(JERSEY CITY, NEW JERSEY)

BY

AUTHORIZED OFFICER

THE CORPORATION HAS MORE THAN ONE CLASS OF CAPITAL STOCK AUTHORIZED TO BE ISSUED. THE CORPORATION WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS A FULL STATEMENT OF THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF OF THE CORPORATION AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. SUCH REQUESTS MAY BE MADE TO THE SECRETARY OF THE CORPORATION.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM – as tenants in common
TEN ENT – as tenants by the entireties
JT TEN – as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT– ________ Custodian ________
(Cust) (Minor)
under Uniform Gifts to Minors
Act ________
(State)

Additional abbreviations may also be used though not in the above list.

For value received, ________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____
(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE)

____

____

____ *shares*

of the capital stock represented by the within Certificate and do hereby irrevocably constitute and appoint

____ *Attorney*

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ________

COPY

____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

The securities represented by this certificate have not been registered under the Securities act of 1933, as amended and may not be sold, transferred, pledged, hypothecated or otherwise disposed of in the absence of (i) an effective registration statement for such securities under said act or (ii) an opinion of company counsel that such registration is not required.

Signature(s) Guaranteed:

____
THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15.

KEEP THIS CERTIFICATE IN A SAFE PLACE. IF IT IS LOST, STOLEN, MUTILATED OR DESTROYED, THE CORPORATION WILL REQUIRE A BOND OF INDEMNITY AS A CONDITION TO THE ISSUANCE OF A REPLACEMENT CERTIFICATE.

Control / Restricted Securities Questionnaire

Use this form for all transactions relating to control or restricted securities. If you simply wish to deposit shares in your Brokerage account with no intention of selling or borrowing against them at this time, this form is not necessary. For assistance completing the form and to avoid any future delays, please call your broker/dealer, 5/3 SECURITIES ("Broker")
CORRESPONDENT NAME

A. Customer Information

BEST SOURCE PUBLISHING LLC
NAME

AUTH: BRAD NELSON & SCOTT MCLEAN
JOINT OWNER (IF ANY)

RETURN ON INVESTMENT ROIE $2.50
SECURITY NAME (COMPANY) SYMBOL PRICE

BROKERAGE ACCOUNT NUMBER
044-154466

DAYTIME TELEPHONE NUMBER
616-822-8211

TO BE COMPLETED BY BROKER

5/3 SECURITIES - SHAWN HEALY
BROKER

BROKER/DEALER TELEPHONE NUMBER
616-653-5244

BROKER/DEALER FAX NUMBER
616-653-5150

1. What do you want to do?
   ☒ Sell ☐ Obtain a loan ☐ Deposit shares How many shares? ______
2. Are you an officer, director, control person or affiliate, or holder of more than 10% of the outstanding shares of the company?
   ☐ Yes ☒ No If yes, provide details ______
   If yes, have you purchased any of the company's stock in the last six months? ☐ Yes ☒ No
   If yes, how many shares? ______ Date(s) purchased ______
3. How many shares of this company do you own? Include shares owned by family members residing in your household, trusts, estates, corporations and organizations which must be aggregated with you under Rule 144. Include shares held away from this firm. 292,500
4. Where are the securities located? HELD LONG @ 5/3 SECURITIES
5. Do you own 5% or more of any class of the company's securities? ☐ Yes ☐ No

COPY

B. For Loans Only

6. Amount requested ______ Purpose of loan ______
   Do you have any loans against this security elsewhere? ☐ Yes ☐ No
   If yes, provide loan amount, number of securities pledged under name of lender. ______

C. For Restricted Securities Only. Skip This Section for Control Securities.

7. Is there a legend on the certificate(s)? ☒ Yes ☐ No If no, skip questions 8-11.
   If yes, what does the legend(s) say, and under whose name are the securities issued? (Provide a copy of the certificate.)
8. Certificate date 04-23-2004 Certificate Number 2010662
9. Is there a current registration statement requiring delivery of a prospectus in connection with the proposed sale of the securities? ☐ Yes ☒ No If yes, date of prospectus/supplements ______
10. Are there any agreements (e.g., a shareholder's agreement or registration rights agreement), contractual restrictions or stop transfer orders relating to these securities? (If yes, obtain a copy and send to Broker.) ☐ Yes ☒ No
    If yes, explain ______

COPY

D. Acquisition of Securities

11. How were the securities acquired? (check one)

☒ Merger or company buyout — Name of company acquired. Construction Yellow Pages, LLC

Were you an affiliate of the acquired company? ☒ Yes ☐ No

☐ Private placement — From whom ______ Relationship to issuer ______

☐ In lieu of payment for services — Describe services ______

Date services completed ☐☐-☐☐-☐☐☐☐

☐ Partnership distribution — Name of partnership ______

☐ Stock dividend, stock split, reverse split or recapitalization. Give the date of acquisition ☐☐-☐☐-☐☐☐☐ and describe the transaction ______

☐ By means of a conversion of other securities of the company ______

Give dates of conversion and original acquisition ☐☐-☐☐-☐☐☐☐ ☐☐-☐☐-☐☐☐☐

☐ Gift, pledge, or from a trust or estate — When and how did the prior owner acquire the securities?

______

☐ Other (Describe) ______

E. Holding Period for Securities Involved In This Transaction. If Yes, Skip Question 15.

12. Date(s) securities acquired Nov 18, 2003 Number of shares acquired 262,500

13. From whom were securities acquired? ROI Corporation, Inc

14. Was the purchase price paid in full on acquisition date? ☒ Yes ☐ No

15. If all or part of the purchase price was paid by a promissory note or other obligation to pay the purchase price, or entering into an installment purchase contract, was the note or obligation payable to or the installment purchase contract entered into with, the issuer of the securities or an affiliate (including an officer or director) of the issuer? ☐ Yes ☒ No

Was the obligation secured by collateral other than these securities? ☐ Yes ☐ No

If yes, value of collateral? ______ Date of payment in full of the obligation ☐☐-☐☐-☐☐☐☐

F. Securities Sold During the Past Three Months

16. Have you or any person residing in your household, or any trust, estate, corporation or entity which must be aggregated with you under Rule 144, or any person whom you have acted in concert with for the purpose of selling securities of the company, sold any of the company's securities in the past three months? (Include securities convertible into the class of securities intended to be sold.) ☐ Yes ☒ No

If yes, provide details ______

Securities sold by ______

Number of shares sold ______ Date of sale ☐☐-☐☐-☐☐☐☐

17. Is there a source (issuer's counsel) at the company whom we should contact?

Name MICHAEL FREEDMAN Telephone Number 212-724-4597

G. Signature

I declare I have answered the questions on this 144/145 Questionnaire honestly and to the best of my knowledge. I understand National Financial Services LLC ("NFS") and Broker will use this information to assist me with selling, removing the legend or ~~obtaining a~~ margin loan against these securities. I will not hold NFS or Broker liable for any misinformation I provide or for any losses related to transactions initiated in reliance upon this 144/145 Questionnaire.

[signature]
SIGNATURE DATE 11-18-2004

[signature]
SIGNATURE (IF JOINT ACCOUNT) DATE 11-18-2004

RETURN ALL FORMS TO YOUR BROKER/DEALER.

Broker's Representation

☒ Rule 144 ☐ Rule 145 ☐ Rule 144(k) ☐ Rule 701(g)(3)

5/3 SECURITIES ("Broker")
CORRESPONDENT NAME

COPY

DATE 11-18-2004

BROKERAGE ACCOUNT NUMBER
044-154466

In connection with a proposed sale of ______________ (NUMBER OF SHARES) shares of Common Stock of RETURN ON INVESTMENT (NAME OF COMPANY) (the "Company") through Broker by BEST SOURCE PUBLISHING LLC (NAME OF CLIENT) (the "Client"), which sale will be made pursuant to the rule, as promulgated under the Securities Act of 1933, we advise you as follows:

1. Broker will fully comply with its obligations under the "Manner of Sale" provisions, as contained in paragraph (f) of the rule.
2. Broker will receive no more than the usual and customary broker or dealer compensation.
3. Broker will not solicit nor arrange for the solicitation of orders to buy the securities in anticipation of or in connection with the transaction.
4. Broker will make reasonable inquiry as required by the rule to insure the Client is complying with the rule.

Sincerely yours,

By: [signature]
BROKER

COPY

Control/Restricted Securities Seller's Certification

☒ Rule 144 ☐ Rule 145 ☐ Rule 144(k)

Please complete this form if you are selling or have sold securities under the Securities Act of 1933 as amended.

If you have any questions please call your broker/dealer S/B SECURITIES ("Broker")

A Account Registration

Primary Account Holder Name

Entity/Business/Trust Name BEST SOURCE PUBLISHING LLC

Social Security Number or Taxpayer ID Number 383646521 Date of Birth

Joint Account Holder/Trustee Name (If Any)

Social Security Number or Taxpayer ID Number Date of Birth

B Certification

In connection with the proposed sale by me of or my request that the restrictive legend be lifted on ______ shares of Common Stock of RETURN ON INVESTMENT CORP ("the Company"), in my Brokerage account number 044-154466, pursuant to the Securities Act of 1933, I hereby represent to you that:

1. I have not made, and will not make, any payment in connection with the execution of the above order to any persons other than Broker.
2. I have not solicited or arranged for the solicitation of orders to buy in anticipation of or in connection with this transaction.
3. I have sold ______ shares of the Company within the preceding three (3) months and I have no sale orders open with any broker, and will not place any pending execution or cancellation of this order.
4. To the best of my knowledge, members of my immediate family and others with whom I am acting in concert or whose sales are required to be aggregated with sales by me pursuant to the rule have sold ______ shares of the Company stock within the preceding three (3) months.
5. In the event that any or all of the securities I am selling are restricted securities as defined in paragraph (a)(3) of Rule 144, I warrant that I have beneficially owned these securities for a period of at least one (1) year as computed in accordance with paragraph (d) of Rule 144.
6. ☐ I have enclosed an executed copy of Form 144, three copies of which were transmitted to the Securities and Exchange Commission and, where applicable, one copy of which has been sent to the appropriate Stock Exchange on ______. The Form 144 is accurate and complete.

   ☐ I did not file Form 144 for the proposed transaction.
7. I am not aware of any facts or circumstances indicating that I am or might be deemed an underwriter within the meaning of the Securities Act of 1933 with respect to such securities. I am not individually or together with others engaged in making a distribution.
8. In the event that I am selling the securities pursuant to Rule 144(k), I certify that I am not an affiliate of the Company, and I have not been an affiliate of the Company during the three months preceding the date of this letter. The shares have been beneficially owned by me and fully paid for at least two years prior to the date of this letter.

I affirm that I do not have any material adverse information about the issuer of these securities that has not been publicly disclosed. If, prior to the completion of the execution of this order, I obtain any such information, I will forthwith notify you so that you may terminate sales until after it has been publicly disclosed. I understand that you will not pay me the net proceeds of the sale made pursuant to this order until the certificates representing the securities sold have been transferred by the issuer or its transfer agent at the issuer's instructions to the purchasers or to you, for the delivery to the purchaser, and until you have been paid in full by the buying brokers. I also understand at my risk and for my account that if for any reason the shares being sold cannot be transferred in a timely manner, you will be required to purchase shares in the open market to cover my sale. I hereby accept responsibility for any such buy-in and any deficit resulting therefrom.

C Signature

I am familiar with the Securities Act of 1933, as amended, and agree that you may rely upon the above statements in executing the order referred to above. I declare I have answered the questions on this Seller's Certification honestly and to the best of my knowledge. I understand National Financial Services LLC ("NFS") and Broker will use this information to assist me with selling these securities. I will not hold NFS or Broker liable for any misinformation I provide or for any losses related to transactions initiated in reliance upon this Seller's Certification.

Signature	Date	Signature of Joint Owner (if any)	Date
[signature]	11-18-04	[signature]	11-18-04

COPY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

OMB APPROVAL
OMB Number: 3235-0101
Expires: August 31, 2003
Estimated average burden hours per response 2.0

SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: *Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.*

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
RETURN ON INVESTMENT CORP.	223038309	000-33279

1 (d) ADDRESS OF ISSUER STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO. AREA CODE	NUMBER
1825 Barrett Lakes Blvd - Ste 260	Kennesaw	GA	30144	770	517-4750

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS STREET	CITY	STATE	ZIP CODE
BEST SOURCE PUBLISHING	38-3646521		2025 E. Beltline Suite 100	Grand Rapids	MI	49546

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
	5/3 SECURITIES						

INSTRUCTIONS:

1. (a) Name of issuer
   (b) Issuer's I.R.S. Identification Number
   (c) Issuer's S.E.C. file number, if any
   (d) Issuer's address, including zip code
   (e) Issuer's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold
   (b) Such person's I.R.S. identification number, if such person is an entity
   (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
   (d) Such person's address, including zip code

3. (a) Title of the class of securities to be sold
   (b) Name and address of each broker through whom the securities are intended to be sold
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
   (f) Approximate date on which the securities are to be sold
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

COPY

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common	11/18/03	Sale of Business	Return on Investment Corporation	262,500	11/18/03	Delivery of Business Assets

INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
NONE				

REMARKS:

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all personswhose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

DATE OF NOTICE

(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

31047222

NUMBER ROI 0661

0000 INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

ROI 00000661

ROI CORPORATION™ e-transaction middleware℠

COPY

SHARES **262500**

See reverse for certain definitions

CUSIP 761307 10

RETURN ON INVESTMENT CORPORATION

Class A
Common Stock

CERTIFICATE OF STOCK

This Certifies that

BEST SOURCE PUBLISHING LLC
2025 EAST BELTLINE AVE #101
GRAND RAPIDS MI 49546

262500***
****262500*****
*****262500****
******262500***
*******262500**

SEE LEGEND ON REVERSE SIDE

is the owner of **TWO HUNDRED SIXTY-TWO THOUSAND FIVE HUNDRED**

FULLY PAID AND NONASSESSABLE SHARES OF CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE, OF

Return On Investment Corporation (herein called the "Corporation") transferable on the books of the Corporation by the holder hereof in person or by duly authorized attorney upon surrender of this Certificate properly endorsed.
This Certificate and the shares represented hereby are issued and shall be subject to all of the provisions of the Certificate of Incorporation and the By-Laws of the Corporation as amended from time to time (copies of which are on file with the Transfer Agent), to all of which the holder, by acceptance hereof, assents.
This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.
Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated APR 23, 2004

RETURN ON INVESTMENT CORPORATION CORPORATE SEAL DELAWARE

Chairman, Board of Directors

President and Chief Executive Officer

006666261

COUNTERSIGNED AND REGISTERED: TRANSFER AGENT AND REGISTRAR (JERSEY CITY, NEW JERSEY)

BY

AUTHORIZED OFFICER

COPY

THE CORPORATION HAS MORE THAN ONE CLASS OF CAPITAL STOCK AUTHORIZED TO BE ISSUED. THE CORPORATION WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS A FULL STATEMENT OF THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF OF THE CORPORATION AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. SUCH REQUESTS MAY BE MADE TO THE SECRETARY OF THE CORPORATION.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM – as tenants in common
TEN ENT – as tenants by the entireties
JT TEN – as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT– __________ Custodian __________
(Cust) (Minor)
under Uniform Gifts to Minors
Act __________
(State)

Additional abbreviations may also be used though not in the above list.

For value received, ____________________ *hereby sell, assign and transfer unto*

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE)

____

____

____ *shares*

of the capital stock represented by the within Certificate and do hereby irrevocably constitute and appoint

____ *Attorney*

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ____________________

____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

The securities represented by this certificate have not been registered under the Securities act of 1933, as amended and may not be sold, transferred, pledged, hypothecated or otherwise disposed of in the absence of (i) an effective registration statement for such securities under said act or (ii) an opinion of company counsel that such registration is not required.

Signature(s) Guaranteed:

____

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15.

KEEP THIS CERTIFICATE IN A SAFE PLACE. IF IT IS LOST, STOLEN, MUTILATED OR DESTROYED, THE CORPORATION WILL REQUIRE A BOND OF INDEMNITY AS A CONDITION TO THE ISSUANCE OF A REPLACEMENT CERTIFICATE.

052-045942

200411260020594

RETURN ALL FORMS TO YOUR BROKER/DEALER.

Control / Restricted Securities Questionnaire

Use this form for all transactions relating to control or restricted securities. If you simply wish to deposit shares in your Brokerage account with no intention of selling or borrowing against them at this time, this form is not necessary. For assistance completing the form and to avoid any future delays, please call your broker/dealer, Eric Robertson ("Broker")
CORRESPONDENT NAME

A. Customer Information

Robert Hoeller
NAME

Carolyn Hoeller
JOINT OWNER (IF ANY)

Tempur Pedic International TPX
SECURITY NAME (COMPANY) SYMBOL PRICE

BROKERAGE ACCOUNT NUMBER
052-045942

DAYTIME TELEPHONE NUMBER
859-523-2920

TO BE COMPLETED BY BROKER

Eric Robertson
BROKER

BROKER/DEALER TELEPHONE NUMBER 859-455-5328

BROKER/DEALER FAX NUMBER 859-455-5435

SEC MAIL PROCESSING SECTION RECEIVED NOV 29 2004 WASH, D.C. 202

1. What do you want to do? – Remove Legions
   ☐ Sell ☐ Obtain a loan ☐ Deposit shares How many shares?________
2. Are you an officer, director, control person or affiliate, or holder of more than 10% of the outstanding shares of the company?
   ☐ Yes ☒ No If yes, provide details ________
   If yes, have you purchased any of the company's stock in the last six months? ☐ Yes ☐ No
   If yes, how many shares? ________ Date(s) purchased ________
3. How many shares of this company do you own? Include shares owned by family members residing in your household, trusts, estates, corporations and organizations which must be aggregated with you under Rule 144. Include shares held away from this firm. 536, ~~000~~ 185
4. Where are the securities located? Bear Stearns
5. Do you own 5% or more of any class of the company's securities? ☐ Yes ☒ No

B. For Loans Only

6. Amount requested ________ Purpose of loan ________
   Do you have any loans against this security elsewhere? ☐ Yes ☐ No
   If yes, provide loan amount, number of securities pledged under name of lender. ________

C. For Restricted Securities Only. Skip This Section for Control Securities.

7. Is there a legend on the certificate(s)? ☒ Yes ☐ No If no, skip questions 8-11.
   If yes, what does the legend(s) say, and under whose name are the securities issued? (Provide a copy of the certificate.)
8. Certificate date __-__-____ Certificate Number ________
9. Is there a current registration statement requiring delivery of a prospectus in connection with the proposed sale of the securities? ☐ Yes ☒ No If yes, date of prospectus/supplements ________
10. Are there any agreements (e.g., a shareholder's agreement or registration rights agreement), contractual restrictions or stop transfer orders relating to these securities? (If yes, obtain a copy and send to Broker.) ☐ Yes ☒ No
    If yes, explain ________

052-045942 2004112600020596

Control/Restricted Securities Seller's Certification

☐ Rule 144 ☐ Rule 145 ☒ Rule 144(k)

Please complete this form if you are selling or have sold securities under the Securities Act of 1933 as amended.

If you have any questions please call your broker/dealer Eric Robertson ("Broker")

A Account Registration

Primary Account Holder Name Robert and Carolyn Hoeller Tenants in Common

Entity/Business/Trust Name

Social Security Number or Taxpayer ID Number 391523705 Date of Birth 11 07 1951

Joint Account Holder/Trustee Name (If Any)

Social Security Number or Taxpayer ID Number 399643441 Date of Birth

B Certification

In connection with the proposed sale by me of or my request that the restrictive legend be lifted on 200,000 shares of Common Stock of Tempur Pedic Internation'l ("the Company"), in my Brokerage account number 652-645942, pursuant to the Securities Act of 1933, I hereby represent to you that:

1. I have not made, and will not make, any payment in connection with the execution of the above order to any persons other than Broker.
2. I have not solicited or arranged for the solicitation of orders to buy in anticipation of or in connection with this transaction.
3. I have sold ______ shares of the Company within the preceding three (3) months and I have no sale orders open with any broker, and will not place any pending execution or cancellation of this order.
4. To the best of my knowledge, members of my immediate family and others with whom I am acting in concert or whose sales are required to be aggregated with sales by me pursuant to the rule have sold ______ shares of the Company stock within the preceding three (3) months.
5. In the event that any or all of the securities I am selling are restricted securities as defined in paragraph (a)(3) of Rule 144, I warrant that I have beneficially owned these securities for a period of at least one (1) year as computed in accordance with paragraph (d) of Rule 144.
6. ☐ I have enclosed an executed copy of Form 144, three copies of which were transmitted to the Securities and Exchange Commission and, where applicable, one copy of which has been sent to the appropriate Stock Exchange on ______. The Form 144 is accurate and complete.

   ☒ I did not file Form 144 for the proposed transaction.
7. I am not aware of any facts or circumstances indicating that I am or might be deemed an underwriter within the meaning of the Securities Act of 1933 with respect to such securities. I am not individually or together with others engaged in making a distribution.
8. In the event that I am selling the securities pursuant to Rule 144(k), I certify that I am not an affiliate of the Company, and I have not been an affiliate of the Company during the three months preceding the date of this letter. The shares have been beneficially owned by me and fully paid for at least two years prior to the date of this letter.

I affirm that I do not have any material adverse information about the issuer of these securities that has not been publicly disclosed. If, prior to the completion of the execution of this order, I obtain any such information, I will forthwith notify you so that you may terminate sales until after it has been publicly disclosed.
I understand that you will not pay me the net proceeds of the sale made pursuant to this order until the certificates representing the securities sold have been transferred by the issuer or its transfer agent at the issuer's instructions to the purchasers or to you, for the delivery to the purchaser, and until you have been paid in full by the buying brokers. I also understand at my risk and for my account that if for any reason the shares being sold cannot be transferred in a timely manner, you will be required to purchase shares in the open market to cover my sale.
I hereby accept responsibility for any such buy-in and any deficit resulting therefrom.

C Signature

I am familiar with the Securities Act of 1933, as amended, and agree that you may rely upon the above statements in executing the order referred to above. I declare I have answered the questions on this Seller's Certification honestly and to the best of my knowledge. I understand National Financial Services LLC ("NFS") and Broker will use this information to assist me with selling these securities. I will not hold NFS or Broker liable for any misinformation I provide or for any losses related to transactions initiated in reliance upon this Seller's Certification.

Signature	Date	Signature of Joint Owner (if any)	Date
Robert Hoeller	11-23-04	Carolyn Hoeller	11-23-04

052-045942

D. Acquisition of Securities

11. How were the securities acquired? (check one)

☐ Merger or company buyout — Name of company acquired. ____

Were you an affiliate of the acquired company? ☐ Yes ☐ No

☐ Private placement — From whom ____ Relationship to issuer ____

☐ In lieu of payment for services — Describe services ____

Date services completed ☐☐-☐☐-☐☐☐☐

☐ Partnership distribution — Name of partnership ____

☐ Stock dividend, stock split, reverse split or recapitalization. Give the date of acquisition ☐☐-☐☐-☐☐☐☐ and describe the transaction ____

☐ By means of a conversion of other securities of the company ____

Give dates of conversion and original acquisition ☐☐-☐☐-☐☐☐☐ ☐☐-☐☐-☐☐☐☐

☐ Gift, pledge, or from a trust or estate — When and how did the prior owner acquire the securities?

☒ Other (Describe) Stock option Plan

E. Holding Period for Securities Involved In This Transaction. If Yes, Skip Question 15.

12. Date(s) securities acquired 11-1-02 Number of shares acquired 536,~~[illegible]~~ 185

13. From whom were securities acquired? Tempur Pedic

14. Was the purchase price paid in full on acquisition date? ☒ Yes ☐ No

15. If all or part of the purchase price was paid by a promissory note or other obligation to pay the purchase price, or entering into an installment purchase contract, was the note or obligation payable to or the installment purchase contract entered into with, the issuer of the securities or an affiliate (including an officer or director) of the issuer? ☐ Yes ☒ No

Was the obligation secured by collateral other than these securities? ☐ Yes ☒ No

If yes, value of collateral? ____ Date of payment in full of the obligation ☐☐-☐☐-☐☐☐☐

F. Securities Sold During the Past Three Months

16. Have you or any person residing in your household, or any trust, estate, corporation or entity which must be aggregated with you under Rule 144, or any person whom you have acted in concert with for the purpose of selling securities of the company, sold any of the company's securities in the past three months? (Include securities convertible into the class of securities intended to be sold.) ☐ Yes ☒ No

If yes, provide details ____

Securities sold by ____

Number of shares sold ____ Date of sale ☐☐-☐☐-☐☐☐☐

17. Is there a source (issuer's counsel) at the company whom we should contact?

Name Nicole Scaramelli Telephone Number 617-851-8629

G. Signature

I declare I have answered the questions on this 144/145 Questionnaire honestly and to the best of my knowledge. I understand National Financial Services LLC ("NFS") and Broker will use this information to assist me with selling, removing the legend or obtaining a margin loan against these securities. I will not hold NFS or Broker liable for any misinformation I provide or for any losses related to transactions initiated in reliance upon this 144/145 Questionnaire.

[signature] DATE 11-23-2004

SIGNATURE

[signature] Carolyn [illegible] DATE 11-23-2004

SIGNATURE (IF JOINT ACCOUNT)

20041126006059 6

RETURN ALL FORMS TO YOUR BROKER/DEALER.

Broker's Representation

☐ **Rule 144** ☐ **Rule 145** ☒ **Rule 144(k)** ☐ **Rule 701(g)(3)**

Eric Robertson ("Broker")
CORRESPONDENT NAME

DATE 11-23-2004

BROKERAGE ACCOUNT NUMBER
652-045942

In connection with a proposed sale of 200,000 (NUMBER OF SHARES) shares of Common Stock of Tempur Pedic International (NAME OF COMPANY) (the "Company") through Broker by Robert and Carolyn Heller (NAME OF CLIENT) (the "Client"), which sale will be made pursuant to the rule, as promulgated under the Securities Act of 1933, we advise you as follows:

1. Broker will fully comply with its obligations under the "Manner of Sale" provisions, as contained in paragraph (f) of the rule.
2. Broker will receive no more than the usual and customary broker or dealer compensation.
3. Broker will not solicit nor arrange for the solicitation of orders to buy the securities in anticipation of or in connection with the transaction.
4. Broker will make reasonable inquiry as required by the rule to insure the Client is complying with the rule.

Sincerely yours,

By: [signature]
BROKER

052-045942 2004112600020596

RETURN ALL FORMS TO YOUR BROKER/DEALER.

Control / Restricted Securities Questionnaire

Use this form for all transactions relating to control or restricted securities. If you simply wish to deposit shares in your Brokerage account with no intention of selling or borrowing against them at this time, this form is not necessary. For assistance completing the form and to avoid any future delays, please call your broker/dealer, Eric Robertson *("Broker")*
CORRESPONDENT NAME

A. Customer Information

Robert Hoeller
NAME

Carolyn Hoeller
JOINT OWNER (IF ANY)

Temper Pedic International TPX
SECURITY NAME (COMPANY) SYMBOL PRICE

BROKERAGE ACCOUNT NUMBER
052-045942

DAYTIME TELEPHONE NUMBER
859-523-2920

TO BE COMPLETED BY BROKER

Eric Robertson
BROKER

BROKER/DEALER TELEPHONE NUMBER
859-455-5328

BROKER/DEALER FAX NUMBER
859-455-5435

1. What do you want to do? – Remove Legions
   ☐ Sell ☐ Obtain a loan ☐ Deposit shares How many shares?______
2. Are you an officer, director, control person or affiliate, or holder of more than 10% of the outstanding shares of the company?
   ☐ Yes ☒ No If yes, provide details ______
   If yes, have you purchased any of the company's stock in the last six months? ☐ Yes ☐ No
   If yes, how many shares? ______ Date(s) purchased ______
3. How many shares of this company do you own? Include shares owned by family members residing in your household, trusts, estates, corporations and organizations which must be aggregated with you under Rule 144. Include shares held away from this firm. 536, ~~000~~ 185
4. Where are the securities located? Bear Stearns
5. Do you own 5% or more of any class of the company's securities? ☐ Yes ☒ No

B. For Loans Only

6. Amount requested ______ Purpose of loan ______
   Do you have any loans against this security elsewhere? ☐ Yes ☐ No
   If yes, provide loan amount, number of securities pledged under name of lender. ______

C. For Restricted Securities Only. Skip This Section for Control Securities.

7. Is there a legend on the certificate(s)? ☒ Yes ☐ No If no, skip questions 8–11.
   If yes, what does the legend(s) say, and under whose name are the securities issued? (Provide a copy of the certificate.)
8. Certificate date __-__-____ Certificate Number ______
9. Is there a current registration statement requiring delivery of a prospectus in connection with the proposed sale of the securities? ☐ Yes ☒ No If yes, date of prospectus/supplements ______
10. Are there any agreements (e.g., a shareholder's agreement or registration rights agreement), contractual restrictions or stop transfer orders relating to these securities? (If yes, obtain a copy and send to Broker.) ☐ Yes ☒ No
    If yes, explain ______

D52-045442

D. Acquisition of Securities

11. How were the securities acquired? (check one)

☐ Merger or company buyout — Name of company acquired. ______

Were you an affiliate of the acquired company? ☐ Yes ☐ No

☐ Private placement — From whom ______ Relationship to issuer ______

☐ In lieu of payment for services — Describe services ______

Date services completed __-__-____

☐ Partnership distribution — Name of partnership ______

☐ Stock dividend, stock split, reverse split or recapitalization. Give the date of acquisition __-__-____

and describe the transaction ______

☐ By means of a conversion of other securities of the company ______

Give dates of conversion and original acquisition __-__-____ __-__-____

☐ Gift, pledge, or from a trust or estate — When and how did the prior owner acquire the securities?

______

☒ Other (Describe) Stock option Plan

E. Holding Period for Securities Involved In This Transaction. If Yes, Skip Question 15.

12. Date(s) securities acquired 11-1-02 Number of shares acquired 536,185

13. From whom were securities acquired? Tempur PedIC

14. Was the purchase price paid in full on acquisition date? ☒ Yes ☐ No

15. If all or part of the purchase price was paid by a promissory note or other obligation to pay the purchase price, or entering into an installment purchase contract, was the note or obligation payable to or the installment purchase contract entered into with, the issuer of the securities or an affiliate (including an officer or director) of the issuer? ☐ Yes ☒ No

Was the obligation secured by collateral other than these securities? ☐ Yes ☒ No

If yes, value of collateral? ______ Date of payment in full of the obligation __-__-____

F. Securities Sold During the Past Three Months

16. Have you or any person residing in your household, or any trust, estate, corporation or entity which must be aggregated with you under Rule 144, or any person whom you have acted in concert with for the purpose of selling securities of the company, sold any of the company's securities in the past three months? (Include securities convertible into the class of securities intended to be sold.) ☐ Yes ☒ No

If yes, provide details ______

Securities sold by ______

Number of shares sold ______ Date of sale __-__-____

17. Is there a source (issuer's counsel) at the company whom we should contact?

Name Nicole Scaramelli Telephone Number 617-851-8629

G. Signature

I declare I have answered the questions on this 144/145 Questionnaire honestly and to the best of my knowledge. I understand National Financial Services LLC ("NFS") and Broker will use this information to assist me with selling, removing the legend or obtaining a margin loan against these securities. I will not hold NFS or Broker liable for any misinformation I provide or for any losses related to transactions initiated in reliance upon this 144/145 Questionnaire.

[signature] DATE 11-23-2004

SIGNATURE

[signature] Carolyn L. [signature] DATE 11-23-2004

SIGNATURE (IF JOINT ACCOUNT)

652-045942 2004112600020076

Control/Restricted Securities Seller's Certification

☐ Rule 144 ☐ Rule 145 ☒ Rule 144(k)

Please complete this form if you are selling or have sold securities under the Securities Act of 1933 as amended.

If you have any questions please call your broker/dealer Eric Robertson ("Broker")

A Account Registration

Primary Account Holder Name: Robert and Carolyn Hoeller Tenants in Common

Entity/Business/Trust Name:

Social Security Number or Taxpayer ID Number: 391523705 Date of Birth: 11 07 1951

Joint Account Holder/Trustee Name (If Any):

Social Security Number or Taxpayer ID Number: 399643441 Date of Birth: __-__-____

B Certification

In connection with the proposed sale by me of or my request that the restrictive legend be lifted on 200,000 shares of Common Stock of Tempur Pedic International ("the Company"), in my Brokerage account number 652-045942, pursuant to the Securities Act of 1933, I hereby represent to you that:

1. I have not made, and will not make, any payment in connection with the execution of the above order to any persons other than Broker.
2. I have not solicited or arranged for the solicitation of orders to buy in anticipation of or in connection with this transaction.
3. I have sold ______ shares of the Company within the preceding three (3) months and I have no sale orders open with any broker, and will not place any pending execution or cancellation of this order.
4. To the best of my knowledge, members of my immediate family and others with whom I am acting in concert or whose sales are required to be aggregated with sales by me pursuant to the rule have sold ______ shares of the Company stock within the preceding three (3) months.
5. In the event that any or all of the securities I am selling are restricted securities as defined in paragraph (a)(3) of Rule 144, I warrant that I have beneficially owned these securities for a period of at least one (1) year as computed in accordance with paragraph (d) of Rule 144.
6. ☐ I have enclosed an executed copy of Form 144, three copies of which were transmitted to the Securities and Exchange Commission and, where applicable, one copy of which has been sent to the appropriate Stock Exchange on ______. The Form 144 is accurate and complete.

   ☒ I did not file Form 144 for the proposed transaction.
7. I am not aware of any facts or circumstances indicating that I am or might be deemed an underwriter within the meaning of the Securities Act of 1933 with respect to such securities. I am not individually or together with others engaged in making a distribution.
8. In the event that I am selling the securities pursuant to Rule 144(k), I certify that I am not an affiliate of the Company, and I have not been an affiliate of the Company during the three months preceding the date of this letter. The shares have been beneficially owned by me and fully paid for at least two years prior to the date of this letter.

I affirm that I do not have any material adverse information about the issuer of these securities that has not been publicly disclosed. If, prior to the completion of the execution of this order, I obtain any such information, I will forthwith notify you so that you may terminate sales until after it has been publicly disclosed. I understand that you will not pay me the net proceeds of the sale made pursuant to this order until the certificates representing the securities sold have been transferred by the issuer or its transfer agent at the issuer's instructions to the purchasers or to you, for the delivery to the purchaser, and until you have been paid in full by the buying brokers. I also understand at my risk and for my account that if for any reason the shares being sold cannot be transferred in a timely manner, you will be required to purchase shares in the open market to cover my sale.

I hereby accept responsibility for any such buy-in and any deficit resulting therefrom.

C Signature

I am familiar with the Securities Act of 1933, as amended, and agree that you may rely upon the above statements in executing the order referred to above. I declare I have answered the questions on this Seller's Certification honestly and to the best of my knowledge. I understand National Financial Services LLC ("NFS") and Broker will use this information to assist me with selling these securities. I will not hold NFS or Broker liable for any misinformation I provide or for any losses related to transactions initiated in reliance upon this Seller's Certification.

Signature	Date	Signature of Joint Owner (if any)	Date
Robert Hoeller	11-23-04	Carolyn Hoeller	11-23-04

20041126000205316

RETURN ALL FORMS TO YOUR BROKER/DEALER.

Broker's Representation

☐ Rule 144 ☐ Rule 145 ☒ Rule 144(k) ☐ Rule 701(g)(3)

Eric Robertson ("Broker")
CORRESPONDENT NAME

DATE 11-23-2004

BROKERAGE ACCOUNT NUMBER
652-045942

In connection with a proposed sale of 200,000 (NUMBER OF SHARES) shares of Common Stock of Tempur Pedic International (NAME OF COMPANY) (the "Company") through Broker by Robert and Carolyn Heller (NAME OF CLIENT) (the "Client"), which sale will be made pursuant to the rule, as promulgated under the Securities Act of 1933, we advise you as follows:

1. Broker will fully comply with its obligations under the "Manner of Sale" provisions, as contained in paragraph (f) of the rule.
2. Broker will receive no more than the usual and customary broker or dealer compensation.
3. Broker will not solicit nor arrange for the solicitation of orders to buy the securities in anticipation of or in connection with the transaction.
4. Broker will make reasonable inquiry as required by the rule to insure the Client is complying with the rule.

Sincerely yours,

By: [signature]
BROKER

National Financial Services LLC, Member NYSE, SIPC

368478
1.745063.101 (3/04)

1.745063.101 006450001

052-045942 | 200411260020546

RETURN ALL FORMS TO YOUR BROKER/DEALER.

Control / Restricted Securities Questionnaire

Use this form for all transactions relating to control or restricted securities. If you simply wish to deposit shares in your Brokerage account with no intention of selling or borrowing against them at this time, this form is not necessary. For assistance completing the form and to avoid any future delays, please call your broker/dealer, Eric Robertson *("Broker")*
CORRESPONDENT NAME

A. Customer Information

Robert Hoeller
NAME

Carolyn Hoeller
JOINT OWNER (IF ANY)

Tempur Pedic International TPX
SECURITY NAME (COMPANY) SYMBOL PRICE

BROKERAGE ACCOUNT NUMBER
052-045942

DAYTIME TELEPHONE NUMBER
859-523-2920

TO BE COMPLETED BY BROKER

Eric Robertson
BROKER

BROKER/DEALER TELEPHONE NUMBER
859-455-5328

BROKER/DEALER FAX NUMBER
859-455-5435

1. What do you want to do? – Remove Legions
   ☐ Sell ☐ Obtain a loan ☐ Deposit shares How many shares? ____________
2. Are you an officer, director, control person or affiliate, or holder of more than 10% of the outstanding shares of the company?
   ☐ Yes ☒ No If yes, provide details ____________
   If yes, have you purchased any of the company's stock in the last six months? ☐ Yes ☐ No
   If yes, how many shares? ____________ Date(s) purchased ____________
3. How many shares of this company do you own? Include shares owned by family members residing in your household, trusts, estates, corporations and organizations which must be aggregated with you under Rule 144. Include shares held away from this firm. 536, ~~000~~ 185
4. Where are the securities located? Bear Stearns
5. Do you own 5% or more of any class of the company's securities? ☐ Yes ☒ No

B. For Loans Only

6. Amount requested ____________ Purpose of loan ____________
   Do you have any loans against this security elsewhere? ☐ Yes ☐ No
   If yes, provide loan amount, number of securities pledged under name of lender. ____________

C. For Restricted Securities Only. Skip This Section for Control Securities.

7. Is there a legend on the certificate(s)? ☒ Yes ☐ No If no, skip questions 8-11.
   If yes, what does the legend(s) say, and under whose name are the securities issued? (Provide a copy of the certificate.)
8. Certificate date __-__-____ Certificate Number ________
9. Is there a current registration statement requiring delivery of a prospectus in connection with the proposed sale of the securities? ☐ Yes ☒ No If yes, date of prospectus/supplements ____________
10. Are there any agreements (e.g., a shareholder's agreement or registration rights agreement), contractual restrictions or stop transfer orders relating to these securities? (If yes, obtain a copy and send to Broker.) ☐ Yes ☒ No
    If yes, explain ____________

D52-045942

D. Acquisition of Securities

11. How were the securities acquired? (check one)

☐ Merger or company buyout — Name of company acquired. ______

Were you an affiliate of the acquired company? ☐ Yes ☐ No

☐ Private placement — From whom ______ Relationship to issuer ______

☐ In lieu of payment for services — Describe services ______

Date services completed __-__-____

☐ Partnership distribution — Name of partnership ______

☐ Stock dividend, stock split, reverse split or recapitalization. Give the date of acquisition __-__-____

and describe the transaction ______

☐ By means of a conversion of other securities of the company ______

Give dates of conversion and original acquisition __-__-____ __-__-____

☐ Gift, pledge, or from a trust or estate — When and how did the prior owner acquire the securities?

______

☒ Other (Describe) Stock option Plan

E. Holding Period for Securities Involved In This Transaction. If Yes, Skip Question 15.

12. Date(s) securities acquired 11-1-02 Number of shares acquired 536,185

13. From whom were securities acquired? Tempur Pedic

14. Was the purchase price paid in full on acquisition date? ☒ Yes ☐ No

15. If all or part of the purchase price was paid by a promissory note or other obligation to pay the purchase price, or entering into an installment purchase contract, was the note or obligation payable to or the installment purchase contract entered into with, the issuer of the securities or an affiliate (including an officer or director) of the issuer? ☐ Yes ☒ No

Was the obligation secured by collateral other than these securities? ☐ Yes ☒ No

If yes, value of collateral? ______ Date of payment in full of the obligation __-__-____

F. Securities Sold During the Past Three Months

16. Have you or any person residing in your household, or any trust, estate, corporation or entity which must be aggregated with you under Rule 144, or any person whom you have acted in concert with for the purpose of selling securities of the company, sold any of the company's securities in the past three months? (Include securities convertible into the class of securities intended to be sold.) ☐ Yes ☒ No

If yes, provide details ______

Securities sold by ______

Number of shares sold ______ Date of sale __-__-____

17. Is there a source (issuer's counsel) at the company whom we should contact?

Name Nicole Scaramelli Telephone Number 617-751-8629

G. Signature

I declare I have answered the questions on this 144/145 Questionnaire honestly and to the best of my knowledge. I understand National Financial Services LLC ("NFS") and Broker will use this information to assist me with selling, removing the legend or obtaining a margin loan against these securities. I will not hold NFS or Broker liable for any misinformation I provide or for any losses related to transactions initiated in reliance upon this 144/145 Questionnaire.

[signature] DATE 11-23-2004

SIGNATURE

[signature] DATE 11-23-2004

SIGNATURE (IF JOINT ACCOUNT)

052-045942 20041126000020596

Control/Restricted Securities Seller's Certification

☐ Rule 144 ☐ Rule 145 ☒ Rule 144(k)

Please complete this form if you are selling or have sold securities under the Securities Act of 1933 as amended.

If you have any questions please call your broker/dealer Eric Robertson ("Broker")

A Account Registration

Primary Account Holder Name Robert and Carolyn Hoeller Tenants in Common

Entity/Business/Trust Name

Social Security Number or Taxpayer ID Number 391523705 Date of Birth 11 07 1951

Joint Account Holder/Trustee Name (If Any)

Social Security Number or Taxpayer ID Number 399643441 Date of Birth - -

B Certification

In connection with the proposed sale by me of or my request that the restrictive legend be lifted on 200,000 shares of Common Stock of TemPur Pedic International ("the Company"), in my Brokerage account number 052-045942, pursuant to the Securities Act of 1933, I hereby represent to you that:

1. I have not made, and will not make, any payment in connection with the execution of the above order to any persons other than Broker.
2. I have not solicited or arranged for the solicitation of orders to buy in anticipation of or in connection with this transaction.
3. I have sold ______ shares of the Company within the preceding three (3) months and I have no sale orders open with any broker, and will not place any pending execution or cancellation of this order.
4. To the best of my knowledge, members of my immediate family and others with whom I am acting in concert or whose sales are required to be aggregated with sales by me pursuant to the rule have sold ______ shares of the Company stock within the preceding three (3) months.
5. In the event that any or all of the securities I am selling are restricted securities as defined in paragraph (a)(3) of Rule 144, I warrant that I have beneficially owned these securities for a period of at least one (1) year as computed in accordance with paragraph (d) of Rule 144.
6. ☐ I have enclosed an executed copy of Form 144, three copies of which were transmitted to the Securities and Exchange Commission and, where applicable, one copy of which has been sent to the appropriate Stock Exchange on ______. The Form 144 is accurate and complete.

   ☒ I did not file Form 144 for the proposed transaction.
7. I am not aware of any facts or circumstances indicating that I am or might be deemed an underwriter within the meaning of the Securities Act of 1933 with respect to such securities. I am not individually or together with others engaged in making a distribution.
8. In the event that I am selling the securities pursuant to Rule 144(k), I certify that I am not an affiliate of the Company, and I have not been an affiliate of the Company during the three months preceding the date of this letter. The shares have been beneficially owned by me and fully paid for at least two years prior to the date of this letter.

I affirm that I do not have any material adverse information about the issuer of these securities that has not been publicly disclosed. If, prior to the completion of the execution of this order, I obtain any such information, I will forthwith notify you so that you may terminate sales until after it has been publicly disclosed.

I understand that you will not pay me the net proceeds of the sale made pursuant to this order until the certificates representing the securities sold have been transferred by the issuer or its transfer agent at the issuer's instructions to the purchasers or to you, for the delivery to the purchaser, and until you have been paid in full by the buying brokers. I also understand at my risk and for my account that if for any reason the shares being sold cannot be transferred in a timely manner, you will be required to purchase shares in the open market to cover my sale.

I hereby accept responsibility for any such buy-in and any deficit resulting therefrom.

C Signature

I am familiar with the Securities Act of 1933, as amended, and agree that you may rely upon the above statements in executing the order referred to above. I declare I have answered the questions on this Seller's Certification honestly and to the best of my knowledge. I understand National Financial Services LLC ("NFS") and Broker will use this information to assist me with selling these securities. I will not hold NFS or Broker liable for any misinformation I provide or for any losses related to transactions initiated in reliance upon this Seller's Certification.

Signature	Date	Signature of Joint Owner (if any)	Date
Robert Hoeller	11-23-04	Carolyn Hoeller	11-23-04

2004112600005316

RETURN ALL FORMS TO YOUR BROKER/DEALER.

Broker's Representation

☐ Rule 144 ☐ Rule 145 ☒ Rule 144(k) ☐ Rule 701(g)(3)

Eric Robertson ("Broker")
CORRESPONDENT NAME

DATE 11-23-2004

BROKERAGE ACCOUNT NUMBER
652-045942

In connection with a proposed sale of 200,000 (NUMBER OF SHARES) shares of Common Stock of Tempur Pedic International (NAME OF COMPANY) (the "Company") through Broker by Robert and Carolyn Heller (NAME OF CLIENT) (the "Client"), which sale will be made pursuant to the rule, as promulgated under the Securities Act of 1933, we advise you as follows:

1. Broker will fully comply with its obligations under the "Manner of Sale" provisions, as contained in paragraph (f) of the rule.
2. Broker will receive no more than the usual and customary broker or dealer compensation.
3. Broker will not solicit nor arrange for the solicitation of orders to buy the securities in anticipation of or in connection with the transaction.
4. Broker will make reasonable inquiry as required by the rule to insure the Client is complying with the rule.

Sincerely yours,

By: [signature]
BROKER